EPI ONE INC.

FORM C-AR/A — AMENDED ANNUAL REPORT

FORM C-AR/A — AMENDED ANNUAL REPORT

EXPLANATORY NOTE TO AMENDMENT NO. 1

This Amendment No. 1 on Form C-AR/A is being filed to correct the presentation of cash and cash equivalents and to revise certain financial statement classifications for the fiscal year ended December 31, 2024. The amendment also includes the required CEO certification that was omitted from the original submission.

The Company also clarifies that proceeds from issuance of equity are presented net of offering costs, including platform fees and other issuance expenses. Offering costs have been recorded as a reduction of additional paid-in capital. No other changes have been made to the original filing except as described above.

For the Fiscal Year Ended December 31, 2024

Filed Pursuant to Regulation Crowdfunding §227.202

1. Company Information

Legal Name: Epi One, Inc.
Jurisdiction: Delaware
Date of Incorporation: June 16, 2016
Principal Office: 760 Parkside Ave, Suite 213, Brooklyn, NY 11226

2. Description of the Business

Epi One is a molecular diagnostics company focused on the development of epigenetic assays for the early detection of cancer. The Company is currently in the research and development stage and has not yet commercialized any diagnostic products or generated revenue.

The Company's platform is based on the identification of epigenetic biomarkers and their detection using polymerase chain reaction (PCR)-based methodologies. This approach is designed to enable the measurement of cancer-associated epigenetic signatures using established laboratory workflows. The Company is also developing computational methods to support biomarker discovery and assay design.

During the fiscal year ended 2024, the Company concentrated its efforts on advancing its research and development activities. These efforts included optimization of its proprietary PCR-based epigenetic biomarker panel, expansion of laboratory capabilities, and the development of a functional qPCR-based research workflow. In addition, the Company initiated expansion of its diagnostic pipeline through ongoing biomarker discovery activities.

To support these activities, the Company completed two equity financings in 2024, including a Regulation D private placement and a Regulation Crowdfunding offering. The proceeds from these financings were used primarily to fund research and development activities, laboratory expansion, and general corporate operations.

The Company's current activities are intended to support future clinical validation and commercialization. The Company expects that any future revenue generation will depend on its ability to establish and operate a laboratory certified under the Clinical Laboratory Improvement Amendments (CLIA), complete necessary analytical and clinical validation studies, and obtain any required regulatory or state-level approvals.

There can be no assurance that the Company will successfully complete these steps, obtain necessary approvals, or achieve commercialization on a timely basis, or at all. The Company's progress is dependent on the availability of additional financing and the successful execution of its development plans.

Building on its 2024 research and development activities, the Company has begun to expand its focus toward a multi-cancer early detection (MCED) approach. This transition reflects the Company's ongoing efforts to apply its epigenetic biomarker platform across multiple cancer types, which may increase development complexity and require additional validation.

3. Risk Factors

Early-Stage Company with No Commercial Products or Revenue

The Company is a development-stage enterprise and did not generate any revenue during the 2024 fiscal year. The Company has no commercially available products and remains in the research and development stage. During 2024, the Company's primary activities included raising capital, expanding laboratory infrastructure, and advancing its assay development capabilities. As a result, the Company is subject to all risks inherent in early-stage companies, including limited operating history, uncertainty of product development, and the need for substantial additional capital. There can be no assurance that the Company will successfully develop or commercialize any of its diagnostic candidates or achieve profitability.

Research and Development Focus on qPCR Assay Optimization and Pipeline Expansion

During 2024, the Company focused its research and development efforts on optimization of its quantitative PCR (qPCR)-based assays and expansion of its diagnostic pipeline. These activities involve significant technical risk, including challenges related to assay sensitivity, specificity, reproducibility, and scalability. In addition, early-stage assay performance observed in internal studies may not be replicated in larger or more diverse sample sets. Failure to achieve acceptable analytical performance or to successfully expand the Company's biomarker pipeline could delay or prevent further development and commercialization.

Laboratory Expansion and Operational Build-Out Risks

In 2024, the Company expanded its laboratory space and initiated the development of a functional qPCR laboratory to support ongoing research activities. The establishment of laboratory infrastructure involves risks including delays in construction or build-out, equipment procurement and validation challenges, and the need to implement appropriate laboratory processes and controls. The Company may also encounter difficulties in scaling laboratory operations from a research environment to one capable of supporting clinical validation. Any delays or failures in laboratory build-out or operational readiness could adversely affect development timelines and increase costs.

Sample Acquisition and Research Dependency

The Company's assay development efforts depend on access to sufficient quantities of high-quality biological samples. The Company may face challenges in obtaining samples with appropriate clinical characteristics or diversity, which may limit its ability to validate assay performance. Competition for such samples is significant, and limitations in sample access could delay research and development activities or reduce the robustness of the Company's data.

Intellectual Property and Competitive Risks

The diagnostics industry is highly competitive and includes well-capitalized companies with established technologies. The Company's success depends, in part, on its ability to develop and protect proprietary biomarkers and assay methodologies. The Company may face risks related to the preparation and filing of patent applications, as well as potential third-party claims of intellectual property infringement. There can be no assurance that the Company will obtain adequate intellectual property protection or maintain a competitive advantage.

Regulatory Uncertainty and CLIA Requirements

Future commercialization of the Company's diagnostic assays will require operation within a laboratory certified under the Clinical Laboratory Improvement Amendments (CLIA). The regulatory environment for laboratory developed tests (LDTs) remains subject to change, including potential increased oversight by the U.S. Food and Drug Administration. Changes in regulatory requirements could result in increased costs, additional validation requirements, or delays in commercialization. The Company may also be subject to state-specific requirements, which could further impact its ability to offer testing services.

Dependence on Additional Financing

The Company's operations during 2024 were funded primarily through equity financing. As a development-stage company with no revenue, the Company expects to continue incurring operating losses and will require substantial additional capital to support ongoing research and development, laboratory expansion, and future clinical validation activities. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company is unable to obtain sufficient funding, it may be required to delay, reduce, or discontinue its operations.

4. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Epi One Inc. is a development-stage molecular diagnostics company and has not generated revenue from operations. During the year ended December 31, 2024, the Company significantly expanded its research and development activities, laboratory operations, and corporate infrastructure compared to 2023. The increase in operating activity was driven primarily by scientific development efforts and capital-raising initiatives, including a Regulation Crowdfunding offering and a private placement financing. As a result, the Company's operating results for 2024 reflect a substantial increase in expenses and overall activity relative to the prior year.

Results of Operations

Revenue

The Company did not generate any operating revenue during the years ended December 31, 2023 or 2024, as it has not yet commenced commercial operations.

In 2024, the Company recorded $5,196.73 in non-operating income, consisting primarily of interest income and cash-back rewards. The Company does not expect non-operating income to represent a material source of income in future periods.

Cost of Sales
The Company did not record any cost of sales during fiscal years 2024 or 2025. As the Company has not commenced commercial operations or product sales, no costs of goods sold were incurred. All laboratory-related expenditures were classified as research and development expenses.

Gross Margin

The Company did not generate gross margin during fiscal years 2024 or 2025 due to the absence of revenue. Gross margin is not considered a meaningful performance metric at the Company's current stage of development.

Operating Expenses

Operating expenses increased significantly from $49,932 in 2023 to $974,909.47 in 2024. This increase reflects the Company's transition from limited early-stage activity in 2023 to expanded operational and scientific efforts in 2024. The increase was primarily driven by expanded research and development activities, including assay optimization, biomarker research, and development of laboratory workflows, as well as laboratory expansion costs such as materials, equipment-related expenditures, and scientific personnel. Additional contributing factors included marketing and advertising expenses associated with the Company's 2024 Regulation Crowdfunding campaign and higher professional fees, including legal, accounting, and administrative costs related to capital-raising activities and corporate operations.

The Company expects operating expenses to remain significant as it continues to invest in research and development, laboratory capabilities, and future analytical and clinical validation efforts. All laboratory-related expenditures were classified as research and development expenses.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash and cash equivalents of $2,598,461.60 and total assets of $2,994,950.82. The Company funded its operations primarily through equity financing during the year. In 2024, the Company completed two capital-raising transactions, consisting of a $2,000,000 private placement conducted under Regulation D and a Regulation Crowdfunding offering under Section 4(a)(6), from which the Company received net proceeds of $1,745,021.59. These financings provided capital to support the Company's research and development activities, laboratory expansion, and general corporate operations.

The Company believes that its existing cash and cash equivalents will be sufficient to fund its operations for a limited period. However, as a development-stage enterprise, the Company will require additional capital to continue advancing its research and development programs, complete analytical and clinical validation, establish laboratory operations, and pursue potential commercialization. There can be no assurance that additional financing will be available on acceptable terms, or at all.

Cash Flows and Outlook

The Company incurred net loss of $1,812,887.48 and $843,174.74 for the year ended December 31, 2024 and 2023, reflecting its development-stage status and increased operating activity.

The Company's historical cash flows are not indicative of future performance, as 2024 included significant fundraising and operational scaling activities. The Company expects to continue incurring operating losses for the foreseeable future as it advances its research and development programs.

Future cash flows will depend on the Company's ability to secure additional financing, advance its research and development activities, complete analytical and clinical validation, establish a CLIA-certified laboratory, and successfully commercialize its diagnostic assays.

5. Indebtedness

As of December 31, 2024, the Company had limited outstanding indebtedness, consisting primarily of short-term obligations and related-party advances.

The Company had outstanding credit card payables totaling $1,494.20, consisting of balances owed to Capital One and JPMorgan Chase. These amounts are unsecured, bear interest at standard commercial rates, and are due on customary short-term payment terms.

As of December 31, 2024, the Company had no long-term debt, and all outstanding indebtedness was classified as short-term.

6. Related-Party Transactions

During the year ended December 31, 2024, the Company did not engage in any related-party financing transactions. All equity issued during the year was sold to investors through a Regulation D private placement and a Regulation Crowdfunding offering. No founders, officers, or directors made personal capital contributions outside of these offerings.

The Company did not enter into any related-party debt arrangements or non-arm's-length service agreements during the period.

All related-party transactions were approved by management and were conducted at terms intended to be consistent with fair market value.

7. Directors and Executive Officers

The following individuals served as the Company's directors and executive officers during the year ended December 31, 2024:

Michael Marquardt

Former Chief Executive Officer and Director (June 2023 – January 2026)

Responsible for investor relations and fundraising activities during tenure.

Fang Fang

Chief Scientific Officer and Board Chair (2016–Present)

Responsible for scientific strategy, biomarker discovery, and research and development activities, including computational and laboratory-based assay development.

Neng Yang

Senior Vice President, Research and Development; Secretary (2016–Present)

Responsible for laboratory operations, assay development and optimization, and biomarker validation activities, and supports corporate governance functions in the role of Secretary.

8. Principal Security Holders

The following table sets forth information regarding beneficial ownership of the Company's voting securities by persons who beneficially own more than 20% of the Company's outstanding common stock as of the most recent practicable date.

Fang Fang

- Shares Owned: 3,430,000
- Security Type: Common Stock
- Ownership: 52.67%

This individual is considered a principal stockholder of the Company due to ownership exceeding 50% of outstanding voting securities.

9. Outstanding Securities

The following summarizes the Company's outstanding securities as of December 31, 2024:

Common Stock (Class A)

- Authorized: 8,900,000 shares
- Outstanding: 5,338,984 shares
- Voting Rights: One vote per share
- Liquidation Rights: None

Common Stock (Class B – Non-Voting)

- Authorized: 1,100,000 shares
- Outstanding: 330,133 shares
- Voting Rights: None
- Liquidation Rights: None

Series Seed Preferred Stock

- Authorized: 1,041,666 shares
- Outstanding: 843,622 shares
- Voting Rights: As provided in the Company's certificate of incorporation
- Liquidation Preference: 1x preference over common stock

Convertible Securities

- Convertible Notes: None outstanding
- SAFE Agreements: None outstanding

10. Securities Issuances in the Last Three Fiscal Years

Equity Offering #1

- Security Type: Common Stock
- Amount Raised: $2,000,000.00
- Shares Issued: 402,927
- Date: May 5, 2024
- Exemption: Regulation D, Rule 506(b)
- Use of Proceeds: General corporate purposes, including laboratory infrastructure expansion, operating expenses, and preclinical research and development activities.

Equity Offering #2

- Security Type: Class B Common Stock (Non-Voting)
- Gross Amount Raised: $2,078,185.80
- Net Cash Proceeds Received: $1,745,021.59
- Shares Issued: 330,133
- Date: December 4, 2024
- Exemption: Section 4(a)(6)
- Use of Proceeds: Research and development activities, laboratory operations, and general working capital.

11. Corporate Actions

The Company did not undertake any corporate actions during the fiscal year ended December 31, 2024, including stock splits, stock dividends, conversions, recapitalizations, or other similar equity restructuring events.

12. Signatures

Fang Fang

Co-Chief Executive Officer and Chair of the Board

John Meduri

Co-Chief Executive Officer and Principal Financial Officer

Neng Yang

Secretary and Director

CEO FINANCIAL CERTIFICATION

I, Fang Fang, the Co-Chief Executive Officer of Epi One, Inc., hereby certify that the financial statements of Epi One, Inc. and the notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C-AR are true and complete in all material respects and that the information presented is consistent with the information reported on the Company's federal income tax returns.
IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 25, 2026.

_____ (Signature)

Co-Chief Executive Officer

April 25, 2026